U.S. SEC ... ISSION

05036794

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information ... ealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

AM 3-7-2005

SEC FILE NO.
8-[illegible]9952

REPORT FOR THE PERIOD BEGINNING **1-1-04** (MM / DD / YY) AND ENDING **12-31-04** (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fagenson & Co., Inc.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH. D.C.
213

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

60 Broad Street
(No. and Street)

New York (City) **New York** (State) **10004** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stynes **212-422-1993**
(Area Code —— Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Kandel & Company

(ADDRESS) **100 Crossways Park West** (Number and Street) **Woodbury** (City) **New York** (State) **11797** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Robert Fagenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fagenson & Co., Inc.**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are

Classified as customer accounts.

Debits $ 0 **Credits $ 0**

Signature

President

Title

Notary Public 2/22/05

MORTON LEVENTHAL
Notary Public, State of New York
No. 2323470
Qualified in New York County
Commission Expires May 31, 19 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Changes in [redacted] **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors Report on Internal Accounting Control**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAGENSON & CO., INC.

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2004

KANDEL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
100 CROSSWAYS PARK WEST - SUITE 210
WOODBURY, NEW YORK 11797
(516) 496-9195
FAX (516) 364-3186

Board of Directors
Fagenson & Co., Inc.

We have audited the accompanying statement of financial condition of Fagenson & Co., Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fagenson & Co., Inc. on December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kandel & Company

Kandel & Company
Certified Public Accountants

Woodbury, New York
February 20, 2005

FAGENSON & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2004

ASSETS

Cash	2,386,402
Cash segregated under federal regulations	400,000
Receivable from brokers - dealers & clearing organizations	1,873,275
Securities borrowed	563,500
Receivable from customers	4,430,674
Receivable from non-customers	0
Marketable securities owned, at market value	1,234,853
Fixed assets, at cost, less accumulated depreciation and amortization of $15,610	24,878
Other investments	2,511,424
Other assets, including deferred tax asset of $583,358	1,123,162
Total Assets	14,548,168

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Short-term bank loans	5,000
Payable to brokers - dealers & clearing organizations	48,021
Payable to customers	2,611,304
Payable to non-customers	60
Securities sold, not yet purchased-at market value	18,730
Accounts payable, accrued expenses and other liabilities, including, deferred taxes of $270,048	1,169,060
	3,852,175
Commitments and contingent liabilities	
Subordinated borrowings	3,000,000
Total Liabilities	6,852,175
STOCKHOLDERS' EQUITY	
Capital stock	50,000
Paid-in capital	20,419
Retained earnings	7,625,574
Total Stockholders' Equity	7,695,993
Total Liabilities and Stockholders' Equity	14,548,168

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commissions	5,238,620	
Operating and investments gains - net	1,696,573	
Interest & dividend income	76,184	
		7,011,377
EXPENSES		
Employee compensation and benefits	3,413,767	
Seat and exchange expenses	2,028,274	
Taxes, other than income taxes	152,078	
Other operating expenses	2,239,467	
		7,833,586
Loss before income tax benefit		(822,209)
Income tax benefit		194,656
Net Loss		(627,553)

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Capital Stock Common	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2004	50,000	20,419	8,253,127
Net loss	0	0	(627,553)
Balance at December 31, 2004	50,000	20,419	7,625,574

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	3,000,000
Decreases:	
Repayment of subordinated notes	0
Increases:	
Issuance of subordinated notes	0
Subordinated borrowings at December 31, 2004	3,000,000

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net loss		(627,553)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,900	
Deferred income taxes	(172,120)	
Unrealized gain on investments	(332,320)	
Realized gain on investments	(24,852)	
Change in assets and liabilities:		
Increase in segregated cash	(100,000)	
Increase in receivable from broker - dealers	(387,634)	
Increase in securities borrowed	(315,000)	
Increase in receivable from customers	(1,346,310)	
Increase in other assets	(76,794)	
Decrease in payable to broker - dealers	(213,817)	
Decrease in payable to customers	(609,124)	
Increase in securities sold, not yet purchased	18,730	
Increase in payable to non-customers	12	
Decrease in other payables	(1,140,732)	(4,695,061)
Net cash used in operating activities		(5,322,614)
Cash Flows from Investing Activities:		
Purchase of fixed assets	0	
Sale of marketable securities	6,445,285	
Sale of other investments	317,677	
Net cash provided by investing activities		6,762,962
Cash Flows from Financing Activities:		
Increase (Decrease) in subordinated borrowings	0	
Net cash provided by (used in) financing activities		0
Net increase in cash		1,440,348
Cash at beginning of year		946,054
Cash at end of year		2,386,402
Supplemental cash flow disclosures:		
Income tax payments for the year were		10,000
Interest expense		135,828

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1 - Organization And Nature Of Business:

The Company is a retail broker-dealer and clearing firm on the New York Stock Exchange registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Rhode Island Corporation.

2 - Significant Accounting Policies:

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities and options transactions are reported on a settlement date basis, which are generally three business days after trade date. Related commission income and expenses, immaterial to this statement, are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities for investments are valued at market value, and securities and other investments not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. With respect to securities borrowed or loaned, the Company advances or receives collateral in the form of cash or other collateral in an amount equal to the fair market value of the securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Deferred income tax assets and liabilities arise from operating loss carryforwards, other carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carryforwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. At December 31, 2004, the Company had approximately $1,325,000 of these carryforwards resulting in a future tax benefit of $583,358. Additionally, at December 31,2004, the Company had unrealized gains of approximately $614,000 which could result in a future tax liability of $270,048.

Property and equipment are stated at cost. Depreciation of property and equipment, is recorded on a straight-line basis using the estimated useful lives of the related property and equipment. Nominal capital expenditures for office equipment are expensed when purchased.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

3 - Cash And Securities Segregated Under Federal And Other Regulations:

Cash of $ 400,000 has been segregated in a special reserve bank account for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

4 - Receivable From And Payable To Broker-Dealers And Clearing Organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	0	0
Receivable from/payable to clearing brokers and organizations	1,311,841	48,021
Receivable from/payable to correspondent brokers	561,434	0
	1,873,275	48,021

The Company clears certain of its proprietary and customer transactions through another broker-dealer on an omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company. As these amounts are short term in nature, their carrying amount is a reasonable estimate of fair value.

5 - Receivable From And Payable to Customers:

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. As these amounts are short term in nature, their carrying amount is a reasonable estimate of fair value.

6 - Securities Owned:

Marketable securities owned consist of investment securities at quoted market values, as illustrated below.

	Owned
U.S. Government securities	101,461
Corporate bonds	0
Corporate equities	834,821
Money Funds	298,571
	1,234,853

7 - Bank Loans:

Short-term bank loans bear interest at a fluctuating rate based on the broker's call rate. The loans are fully collateralized by marketable securities of both the Company and its customers. As these borrowings generally bear market rates of interest, their carrying amount is a reasonable estimate of their fair value.

8 – Subordinated Borrowings

The borrowing under a subordination agreement at December 31, 2004, is as follows:

Subordinated Note, 1.5%, due September 30, 2005	3,000,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As this liability carry's a market rate of interest, the carrying amount is a reasonable estimate of fair value.

9 – Financial Instruments And Concentration Of Credit Risk:

Statement of Financial Accounting Standards No. 105 ("SFAS 105) establishes requirements to disclose information about financial instruments with off-balance-sheet risk and to disclose information about concentrations of credit risk for all financial instruments. Credit risk, as defined by SFAS 105, represents the maximum potential loss the Company faces due to possible non-performance by obligors and counter-parties of the terms of their contracts. Market risk represents the potential loss the Company faces due to the decrease in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company is engaged in various trading and brokerage activities whose counter-parties consist of registered broker-dealers, banks, and other financial institutions transacting business on a fully disclosed or omnibus basis. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

Balances at financial institutions in excess of FDIC insurance coverage totaled $2,581,892

10 - Commitments and Contingent Liabilities:

In 2001 the Company signed a new ten-year non-cancelable operating lease for office space, expiring March 31, 2010. The minimum annual aggregate lease payments (excluding expense and escalation clauses) for the years ended December 31, are as follows:

2005	755,011
2006	755,011
2007	755,011
2008	755,011
2009	755,011
2010	188,751
	3,963,806

The lease contains additional rent clauses for real estate taxes and certain operating costs incurred by the landlord.
The Company has commitments under sub-tenant agreements for approximately thirty eight percent (38%) of the above rentals.

The Company is subject to arbitration in connection with a matter, which arose during the normal course of business. It is the opinion of management that it has meritorious defenses to this action; however, the ultimate outcome of this matter is not presently determinable. The Company believes that it has made an adequate provision for this contingency in its financial statements.

11 - Capital Stock:

The authorized, issued, and outstanding shares of capital stock at December 31, 2004 were as follows:

Common stock, $100 par value; authorized 3,000 shares, issued and outstanding 500 shares.

12 - Income Taxes:

The current and deferred portions of the income tax benefit included in the statement of operations as determined in accordance with FASB Statement No. 109 are as follows:

	Current	Deferred	Total
Federal	0	(115,753)	(115,753)
State & local	1,234	(80,137)	(78,903)
	1,234	(195,890)	(194,656)

A reconciliation of the difference between the expected income tax benefit computed at the U.S. statutory income tax rate and the Company's income tax benefit is shown in the following table:

Expected income tax benefit at U.S. statutory rate @ 34%	279,551
The effect of:	
Non-deductible expenses	(22,000)
Increase due to State & local taxes, net of U.S. Federal tax effects	82,221
Prior year's deferred tax adjustment	(145,116)
Income tax benefit	194,656

13 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $ 1,500,000 or 2 percent of aggregate debit balances arising from customer transactions as defined. At December 31, 2004 the Company had net capital of $6,916,563, which was 125.05 percent of aggregate debit balances and $5,416,563 in excess of, required net capital.

14 – PAIB Deposit Requirement:

In accordance with the Securities and Exchange Commission's requirements, Fagenson & Co., Inc., has made a computation for a reserve requirement for proprietary accounts of introducing firms. As of December 31, 2004, Fagenson & Co., Inc. had no deposit requirement.

15 – Annual Report

The most recent annual audit of Fagenson & Co., Inc., pursuant to Rule 17a-5, is available for examination at its office at 60 Broad Street, New York, NY 10004 and the Regional Office of the Securities and Exchange Commission, 233 Broadway, New York, NY 10279.

FAGENSON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE I

Net Capital

Total stockholders' equity qualified for net capital		7,695,993
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		3,000,000
		10,695,993
Deductions and/or charges		
A. Non-allowable assets:		
Receivable from customers, unsecured	0	
Investments, not readily marketable	2,511,424	
Fixed assets - net	24,878	
Other assets	1,111,061	
B. Other deductions and/or changes	366	3,647,729
Net capital before haircuts on securities positions		7,048,264
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) :		
A. Trading and investment securities		
1. U.S. Government obligations	507	
2. Corporate obligations	0	
3. Stocks and warrants	125,233	
4. Other securities	5,971	131,701
Net capital		6,916,563

FAGENSON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGES COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE I (Continued)

Computation of Alternative Net Capital Requirement

2% of combined aggregate debit items as shown in formula for reserve requirement pursuant to rule 15c3-3 prepared as of date of net capital computation.		110,623
Minimum dollar net capital requirement		1,500,000
Excess net capital		5,416,563
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirements		5,116,563

Reconciliation with Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus report		7,567,532
Net audit adjustments	170,940	
Non-allowable assets	480,029	
Haircuts on securities	0	650,969
Net capital as above		6,916,563

FAGENSON & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE II

Credit Balances:

Free credit balances and other credit balances in customers' security accounts.	2,611,304
Monies11966 borrowed collateralized by securities carried for the accounts of customers.	484,940
Customers' securities failed to receive.	11,966
Credit balances in firm accounts attributrible to principal sales to customers	18,730
Market value of securities and credits in all suspense accounts over 30 days.	62
Total credit items	3,127,002

Debit Balances:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	4,406,848
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers securities failed to deliver.	563,500
Failed to deliver of customers' securities not older than 30 calendar days.	80,863
Margin required and on deposit with the Options Clearing Corporation for all option contracts.	479,940
Aggregate debit items	5,531,151
Less: 3% required deduction	165,935
Total debit items	5,365,216

FAGENSON & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE II (Continued)

Reserve Computation

Excess of total debits over credits	2,238,214
Required deposit	0

There is no material difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2004 and the excess as per this computation.

FAGENSON & CO., INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE III

1. - Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under rule 15c3-3. - 0 -

   A. Number of items - 0 -

2. - Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. - 0 -

   A. Number of items - 0 -

KANDEL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
100 CROSSWAYS PARK WEST - SUITE 210
WOODBURY, NEW YORK 11797
(516) 496-9195
FAX (516) 364-3186

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Fagenson & Co., Inc.

In planning and performing our audit of the financial statements of Fagenson & Co., Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and the reserve required by Rule 15c3-3 (e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kandel & Company

Kandel & Company
Certified Public Accountants

Woodbury, New York
February 20, 2005